Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of May 5, 2021, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the three months ended March 31, 2021 (“Q1 2021”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as applicable to interim financial reporting, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, which have been prepared in accordance with IFRS. Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021, and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2020, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Caucharí-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On January 22, 2021, Lithium Americas closed an underwritten public offering of shares of its common stock (the “Common Shares”) (the “Underwritten Public Offering”). The Company issued 18,181,818 Common Shares, including 2,272,727 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400 million.

On January 15, 2021, Thacker Pass received a federal permit to construct and operate the project. Key state permits and water right transfers are forecasted to be received later this year.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiary, Lithium Nevada Corp. (Thacker Pass Project). In Argentina and the Netherlands, the Company operates through equity investees Minera Exar and Exar Capital B.V. respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (together the “Caucharí Partners”) that provides Ganfeng with 51% and the Company with 49% interest. The Caucharí Partners collectively own 91.5% of Minera Exar (Caucharí-Olaroz Project) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

HIGHLIGHTS

Project development and operations

Caucharí-Olaroz:

•

Construction activities at Caucharí-Olaroz continue to advance to achieve first production in mid-2022, with strict COVID-19 health and safety protocols. No positive cases of COVID-19 have been reported at site in over seven months.

o	All major equipment and the majority of bulk materials have been delivered to site.
o	Construction of the lime plant has been completed with pre-commissioning work ongoing.
o	Significant progress continues to be made on the KCL plant and site infrastructure.
o	The solar evaporation ponds are well advanced with sufficient brine inventory to support production ramp up beginning in mid-2022.
•

Following a review of the budget and COVID-19 related costs, capital expenditures have been revised to $641 million (on a 100% basis), up 13% from the 2019 estimate of $565 million. The revised budget primarily reflects the impact of COVID-19, including additional camp capacity, mandatory quarantine period at site and enhanced health and safety protocols, as well as additional contingency to complete the current construction schedule.

•	As of March 31, 2021, capital expenditures committed were $521 million, 81% of the updated capital expenditure budget, of which $426 million, 66% of the budget, has been spent.
o	The Company’s 49% share of the remaining capital expenditure is $105 million and is expected to be fully funded from $171 million in undrawn credit.
•

In early April 2021, the Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a company owned by the Government of Jujuy province, completed the exercise of its 2012 participation right to 8.5% of the Argentine entity, Minera Exar S.A. The provincial owned company is entitled to 8.5% of the future dividends from Minera Exar S.A. less deductions to reflect Ganfeng and Lithium Americas’ equity and debt investments with LAC and Ganfeng retaining their proportionate 49%/51% rights to the production of Caucharí-Olaroz.

Thacker Pass:

•

On January 15, 2021, the US Bureau of Land Management issued the Record of Decision (“ROD”) following completion of the National Environmental Policy Act process. The ROD is the final federal approval required to start construction and operation.

•	All remaining state permits and water right transfers required to commence construction are forecasted to be issued later this year.
•	The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 20,000 kg of lithium sulphate solution.
•

Results of a Feasibility Study targeting an initial 30,000–35,000 tonnes per annum (“tpa”) lithium carbonate equivalent of capacity (“Phase 1”) is expected by year end. In addition, the Company is advancing engineering to consider a 20,000 tpa lithium hydroxide chemical conversion plant to have flexibility to meet potential customer and partner needs.

•

The Company continues to expand the engineering and technical team at Thacker Pass. There are now over 30 professionals focused on advancing the project towards the start of construction, expected to begin in early 2022.

•	The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Corporate

•	As at March 31, 2021, the Company had $514 million in cash and cash equivalents.
•

On January 22, 2021, the Company closed the Underwritten Public Offering of shares of its common stock and issued 18.2 million common shares at a price of $22.00 per Common Share for gross proceeds to the Company of $400 million (approximately $377 million net proceeds).

•

As at March 31, 2021, the Company had $171 million in undrawn credit, with $109 million drawn from the $205 million senior credit facility and $25 million from its $100 million unsecured, limited recourse, subordinated loan facility.

OUTLOOK

The Company continues to focus on advancing Caucharí-Olaroz and Thacker Pass to production to meet the growing global demand for lithium.

Caucharí-Olaroz

In Argentina, the primary focus is on safely continuing the construction and development of Caucharí-Olaroz in accordance with strict, government-approved COVID-19 company protocols. Minera Exar has taken decisive action in cooperation with the Province of Jujuy’s Emergency Operating Committee to implement health and safety protocols that prioritize workers and the local communities.

Pond earthworks, covering a total of approximately 12 square kilometers (“km2”), are complete. Carbonate plant construction had been progressing in compliance with COVID-19 protocols, which require a reduced workforce on site to facilitate social distancing, and the Company’s compliance with regulations and provincial restrictions in Jujuy Province including limitations on the interprovincial movement of people.

Thacker Pass

For Thacker Pass, the Company continues to advance engineering work, mine plan design and the permitting process. On January 15, 2021, the BLM issued the ROD for Thacker Pass, the final milestone in the Federal process to approve the project’s plan of operations and approval for construction and operation of the project. Applications for key state permits and water rights transfers have been submitted and are expected to be received later this year. At this time, the cultural resources mitigation plan and State dam safety permit have been approved.

The Company is currently working towards releasing the results of a feasibility study later this year. A Preliminary Feasibility Study was published in August 2018 and since then, the Company has developed and operated a process testing facility in Reno, Nevada. Based on discussions with potential customers and joint venture partners, the feasibility study is targeting an initial 30,000-35,000 tonnes per annum (“tpa”) lithium carbonate equivalent of capacity (“Phase 1”). In addition, the Company is advancing engineering to consider a 20,000 tpa lithium hydroxide chemical conversion plant to have flexibility to meet potential customer and partner needs. Additional engineering and technical experts have been added to the team, with over 30 professionals focused on advancing the project towards the start of construction, expected to begin in early 2022.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

PROJECT PROGRESS IN Q1 2021

Caucharí-Olaroz Project, Jujuy Province, Argentina

FIGURE A SOLID-LIQUID PLANT CONSTRUCTION.

FIGURE B OPERATIONS CAMP

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

COVID-19

On March 19, 2020, the government of Argentina enacted the Urgency Decree (DNU) #297/20 ordering, among other provisions, a national mandatory quarantine effective from March 20, 2020 (the “Quarantine”). Subsequently, the Quarantine period was extended until November 29, 2020, and then replaced by “social distancing” regulations which are currently in effect until May 21, 2021 and expected to be further extended by the government of Argentina in an effort to contain the further spread of COVID-19 in the country.

As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols and other requirements. However, provincial authorities have also imposed several restrictions, particularly the closure of international borders and restrictions on the inter-provincial movement of people. These restrictions continue to impact Minera Exar’s ability to resume full construction activities as they limit the ability of certain service providers and the workforce to travel to and from the site and the ability to use full construction camp capacity. The number of COVID-19 cases in the country increased significantly in March and April 2021 and it is expected that additional restrictions may be introduced which may impact construction activities.

COVID protocols have proven to be efficient to mitigate infection risk and no positive cases have been reported at site for over seven months. Nevertheless, the COVID-19 situation in Argentina is expected to continue to be challenging throughout 2021.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz for the three months ending March 31, 2021 was 4.52 per 200,000 hours worked. Health and safety protocols are currently being emphasized with workers and enhanced, due to the increase in TRIFR from the previous quarter.

Project Development Progress

In Q1 2021, Marcelo Cabral was appointed General Manager of Minera Exar responsible for the development and commissioning of Caucharí-Olaroz. Mr. Cabral was previously with Gold Fields Ltd. and responsible for commissioning MMG Ltd.’s Las Bambas copper project in Peru. Mr. Cabral is a chemical engineer and has over 30 years of experience managing large capital projects.

Evaporation Ponds & Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is approximately 78% complete. Currently, there are 31 production wells drilled and four in progress. As of the date of this MD&A, approximately 14 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. The wells are producing lithium concentrations that are in line with expectations.

Infrastructure

•	The access roads and platforms for the wells are 100% complete.
•	Gas pipeline construction is well underway and close to 80% complete.
•	The 33 kV power line is more than 40% complete and the 13.2 kV distribution line is more than 75% complete.
•	Construction of the water pipeline started in early February 2021.

Lithium Carbonate Plant

•

The majority of the critical, long-lead-time equipment is currently under fabrication or has been delivered to site, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer and boilers.

•	The lime plant was completed and pre-commissioning work is progressing.
•	The boron removal SX plant, including equipment installation, is more than 50% complete.
•

The civil works contractors for the rest of the lithium carbonate plant are at site working on the crystallizer, dilution plant, purification, carbonation and substation. Most of the crystallizer foundations were completed.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

•	Construction of the warehouse buildings is 100% complete.
•	The carbonate plant electromechanical contractor is advancing work at the SX plant, KCL plant and at the electrical substation.

Capital Expenditures

•

Following a review of the budget and COVID-19 related costs, capital expenditures have been revised to $641 million (on a 100% basis), up 13% from the 2019 estimate of $565 million. The revised budget primarily reflects the impact of COVID-19, including additional camp capacity, mandatory quarantine period at site and enhanced health and safety protocols, as well as additional contingency to complete the current construction schedule.

•	The increase includes substantial costs related to COVID-19, including:
o	Building 30% more camp capacity to safely accommodate capacity restrictions, set at 75% by the provincial government.
o	Quarantining every worker for seven days in a hotel at the beginning and end of each shift.
o	Increased transports to and from site to facilitate social distancing requirements.
o	Increased costs and supplies related to medical personnel, medical testing and COVID-19 related safety equipment and supplies.
o	Increased costs of construction inputs, such as steel, due to pandemic-related global supply chain impacts.
•

Considering the COVID-19 situation in Argentina and the world, it is assumed that COVID-19 restrictions will continue through to the end of construction and related costs are now included in capital construction costs of the project.

•	As of March 31, 2021, capital expenditures committed was $521 million, 81% of the updated capital expenditure budget, of which $426 million has been spent or 66% of budget.

JEMSE Arrangement

In 2012, to comply with Province of Jujuy regulations (Province of Jujuy General Decree 7592) which establishes lithium as a strategic mineral for the development of the Province, Minera Exar entered into a letter of intent with and granted a conditional right to JEMSE to acquire an 8.5% equity interest in Minera Exar (the “Acquisition Right”) for one US dollar and provide management services as required to develop the project.

On April 4, 2021, JEMSE exercised its Acquisition Right. JEMSE will reimburse its $23.5 million pro rata (8.5%) share of the equity financing for the construction of the Caucharí-Olaroz project to the Caucharí Partners through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. In addition, JEMSE’s right to dividend is subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments, including interest, used by the Caucharí Partners to finance construction.

The Caucharí Partners are responsible for funding 100% of Caucharí-Olaroz construction costs and are to receive 100% of the output of Caucharí-Olaroz proportionate to their respective 49%/51% interests. Key decisions with respect to the Caucharí-Olaroz project require approval of the Caucharí Partners. JEMSE’s shares in Minera Exar are non-transferable to third parties excluding the Caucharí Partners.

Project Financing and Liquidity

As of March 31, 2021, $215 million of the revised $641 million capital costs have not yet been expended and the Company’s 49% of capital costs remain fully funded from the $171 million available from credit and loan facilities provided by Ganfeng and BCP Innovation Pte Ltd. (“Bangchak”). See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and in the above sections under “Our Business”, and “Highlights”.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Thacker Pass Project, Nevada, USA

COVID-19

The Company has abided by all state-wide COVID-19 restrictions and protocols. Our staff continue to work from Company offices or home in compliance with social distancing practices.

Regulatory & Permitting

Federal National Environmental Policy Act

On January 15, 2021, the BLM issued the ROD (Record of Decision) approving the proposed Project and Exploration Plan for Thacker Pass. The ROD is the final national-level permit required to start project construction and operations, upon posting financial assurance for reclamation. The ROD describes alternatives for environmental remediation and project reclamation that were considered, identifies the preferred alternative and rationale for selection, and sets forth stipulations and environmental protection measures required by the BLM.

At this time, the cultural resources mitigation plan and State dam safety permit have been approved. All remaining state-level permits and water right transfers required to commence construction are forecasted to be issued later this year.

The Company’s engagement with government, members of the Fort McDermitt Tribe and local stakeholders is planned to continue as the process advances for remaining permits.

Figure 1 – Thacker Pass BLM Federal Permitting Process

(PoO = Plan of operations, EIS = Environmental impact statement)

Community Engagement

Throughout the project definition and design process, the Company has engaged with local stakeholders in a transparent consultation process. Several open houses have been held, most recently in April 2021.  The Company continues to engage with local tribal members to keep them informed of plans for the project, including employment and training opportunities that will be available prior to proposed construction and operations.

Great Basin Sagebrush Restoration Fund

Progress continues in 2021 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.  The Great Basin Sagebrush Restoration Fund, founded by Lithium Americas and the University of Nevada, Reno Foundation, is now the largest research fund of its kind in the US.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Exploration

On January 15, 2021, the BLM authorized as part of the ROD, a Plan of Operations for additional exploration work within other areas of Thacker Pass. The goal is to further define the scalability of the lithium deposit, and the work is anticipated to be carried out in parallel with the Mine Plan of Operations. Lithium enriched sediment areas will be targeted, including areas south of Highway 293 and areas east of the proposed pit (Figure 2).

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red).

Financing Strategy

The Company continues to evaluate a variety of strategic financing options to de-risk and advance the project towards development of Phase 1.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars unless otherwise stated.

Quarterly Information

Selected consolidated financial information is presented as follows:

(in US$ thousands)	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets	707,888	326,723	232,557	319,640	326,092	293,799	292,134	164,876
Property, plant and equipment	1,802	1,935	1,750	214,473	188,699	158,924	137,202	6,803
Working capital	512,790	141,660	69,391	39,818	70,644	73,645	102,838	31,748
Total liabilities	146,033	136,020	131,251	175,578	175,388	134,178	127,393	89,790
Expenses	(8,759)	(8,065)	(5,743)	(6,494)	(10,312)	(5,341)	(3,265)	(4,936)
Net income/(loss) for the period	(9,929)	(9,741)	(6,485)	(5,992)	(14,016)	(6,176)	68,968	(6,654)
Basic income/(loss) per common share	(0.09)	(0.10)	(0.07)	(0.07)	(0.16)	(0.07)	0.77	(0.07)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Diluted income per share in Q3 2019 was $0.75. In other periods diluted loss per share equals basic loss per share.

Changes in the Company’s total assets and working capital were driven mainly by financings, transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period and the Company’s share of results of Caucharí-Olaroz.

Significant quarterly changes in total assets:

•	In Q1 2021 total assets increased primarily due to proceeds from the underwritten equity offering, partially offset by expenses in the period and Thacker Pass exploration costs.
•	In Q4 2020 total assets increased primarily due to proceeds from an at-the-market equity program (“ATM Program”), partially offset by expenses in the period and Thacker Pass exploration costs.
•	In Q3 2020, total assets and property, plant and equipment decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets.
•

In Q1-Q2 2020, property, plant and equipment and total assets increased as a result of the Company’s share of the increase of Caucharí-Olaroz capital expenditures, partially offset by expenses in the period and Thacker Pass exploration costs.

•

In Q3 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730, property, plant and equipment of $130,553 and other assets.

Significant quarterly changes in working capital:

•	In Q1 2021, working capital increased due to the $377,391 in net proceeds raised from the underwritten equity offering partially offset by expenditures in the period.
•	In Q4 2020, working capital increased as a result of the $96,776 in gross proceeds raised from the ATM Program offset by expenditures in the period.
•

In Q3 2020, working capital increased as a result of $40,000 cash received upon repayment of loans as part of the transaction with Ganfeng which closed on August 26, 2020 (“2020 Caucharí Transaction”), offset by derecognition of Caucharí-Olaroz working capital.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

•

In Q1-Q2 2020 and Q4 2019, working capital decreased primarily as a result of a decrease in Minera Exar’s cash and cash equivalents as funds were spent on project construction and expenses in the period, partially offset in Q1 2020 with $20,000 in proceeds from a drawdown under the Limited Recourse Loan Facility (as defined below).

•	In Q3 2019, working capital increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730 and other assets and liabilities.

Significant quarterly changes in liabilities:

•	In Q1 2021, total liabilities increased primarily as a result of $13,370 drawdowns on the Company’s senior credit facility.
•	In Q3, 2020, total liabilities decreased primarily as a result of derecognition of the Company’s share of Exar Capital’s borrowings upon closing of the 2020 Caucharí Transaction.
•	In Q1 2020, total liabilities increased primarily as a result of a $22,232 drawdown on the Limited Recourse Loan Facility and a $12,000 drawdown on the Company’s senior credit facility.
•	In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of Exar Capital’s borrowings of $27,983.

Significant quarterly changes in net loss/income:

•	The increase in the Company’s net loss in Q4 2020 was primarily a result of an increase in exploration expenditures and increased stock-based compensation during the period.
•	The increase in the Company’s net loss in Q1 2020, was primarily a result of increased stock-based compensation during the period.
•	Net income in Q3 2019 is primarily a result of a gain on closing of the 2020 transaction with Ganfeng of $74,492.

Results of Operations – Net Income Analysis

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

The following table summarizes the key items that resulted in a decrease in the loss for the three months ended March 31, 2021 (Q1 2021) versus the three months ended March 31, 2020 (Q1 2020), as well as certain offsetting items:

Financial results	Three Months Ended March 31,		Change
(in US$ thousands)	2021	2020
	$	$	$
Exploration expenditures	(4,682)	(5,405)	723
General and administrative	(2,293)	(2,089)	(204)
Equity compensation	(1,284)	(2,818)	1,534
Share of loss of Caucharí-Olaroz project	(500)	-	(500)
Transaction costs	(43)	(646)	603
Foreign exchange gain/ (loss)	114	(2,371)	2,485
Finance costs	(2,496)	-	(2,496)
Finance and other income	1,147	131	1,016
Income/(loss) from discontinued operations	108	(368)	476
Tax expense	-	(450)	450
Net (Loss)/Income	(9,929)	(14,016)	4,087

Net loss for the three months ended March 31, 2021, was $9,929 compared to net loss of $14,016 for the three months ended March 31, 2020. The lower net loss in Q1 2021 is primarily attributable to a decrease in Thacker Pass exploration expenditures related to feasibility study preparation, a decrease in equity compensation due to the timing of annual equity grants, a decrease in transaction costs following closing of the 2020 Caucharí Transaction, a small foreign exchange gain versus a larger loss in the comparative period due to a change in the functional

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

currency of the Company from the Canadian dollar to the US dollar and higher finance income, partially offset by increased finance costs (which are expensed in Q1 2021 upon closing the 2020 Caucharí Transaction and were capitalized in the comparative period).

Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US proceeds from equity offerings and increasing amounts of expenditures denominated in US dollars. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Expenses

Exploration expenditures for the three months ended March 31, 2021, of $4,682 (2020 – $5,405) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to higher feasibility study-related costs incurred during Q1 2020 and the timing of permitting and other expenditures on the project.

Equity compensation for the three months ended March 31, 2021 of $1,284 (2020 - $2,818) is a non-cash expense and consists of the $604 (2020 - $2,384) fair market value of RSUs, and the $680 (2020 - $434) fair value of PSUs vested during the period. Lower equity compensation during the three months ended March 31, 2021 was mainly due to the timing of grants – the 2019 annual equity compensation for management and directors was granted in Q1 2020 while the 2020 equity compensation was granted in Q4 2020.

Included in General and Administrative expenses during three months ended March 31, 2021, of $2,293 (2020 - $2,089) are:

-	Office and administrative expenses of $782 (2020 - $292), which increased as a result of higher insurance costs.
-

Professional fees of $562 (2020 - $335) consisting of mainly of legal fees of $85 (2020 - $169), and consulting fees of $418 (2020 - $131). The increase is due to the costs of professional consultants related to corporate strategy, the equity offering and other items.

-	Salaries and benefits of $837 (2020 - $1,315) decreased mainly due to the timing and the amount of annual bonus payments in the periods.

Other Items

During the three months ended March 31, 2021, the Company recognized a foreign exchange gain of $114 (2020 – loss of $2,371). The small increase in the gain versus a larger loss last year was a result of the change in the functional currency for the parent entity from the Canadian dollar to the US dollar and the impact of strengthening of the Canadian dollar vs the US dollar on Canadian monetary balances. Finance and other income during the three months ended March 31, 2021, was $1,147 (2020 - $131) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended March 31,
(in US$ thousands)	2021	2020
	$	$
Cash used in operating activities	(11,416)	(8,214)
Cash (used in)/provided by investing activities	(13,534)	(27,665)
Cash provided by financing activities	390,971	34,645
Effect of foreign exchange on cash	114	(258)
Change in cash and cash equivalents	366,135	(1,492)
Cash and cash equivalents - beginning of the period	148,070	83,614
Cash and cash equivalents - end of the period	514,205	82,122

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

As at March 31, 2021, the Company had cash and cash equivalents of $514,205 and working capital of $512,790 compared to cash and cash equivalents of $82,122 and working capital of $70,644 (excluding assets held for sale of $4,075) as at March 31, 2020.

In Q1 2021, the Company drew down $13,370 from the $205,000 senior credit facility to fund the Company’s share of Caucharí-Olaroz project construction expenses with $95,880 remaining undrawn as at March 31, 2021. In addition, as at March 31, 2021, $75,292 remains undrawn under the Company’s $100,000 unsecured, limited recourse, subordinated loan facility available for the Company’s general corporate purposes.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully-funded with the $171,172 in available credit and loan facilities as at March 31, 2021. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz subject to the use of proceeds restrictions of the recent equity offerings.

Thacker Pass project permitting and feasibility study costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.  Proceeds from closing the 2020 Caucharí Transaction, the ATM Program and the Underwritten Public Offering are expected to provide the Company with sufficient financial resources to fund Thacker Pass and general and administrative expenditures for at least the next eighteen to twenty-four months.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for that project require agreement between the Company and its partner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations yet. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the three months ended March 31, 2021, was $11,416 compared to $8,214 during the three months ended March 31, 2020. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Investing activities used net cash of $13,534 during the three months ended March 31, 2021, compared to $27,665 during the three months ended March 31, 2020. During the three months ended March 31, 2021, payments for property, plant and equipment were $61 (2020 – $27,665) (payments in the comparative period included the Company’s 50% share of the capital expenditures on the Caucharí-Olaroz project before closing the 2020 Caucharí Transaction). During the three months ended March 31, 2021, the Company provided $16,170 in loans to Exar Capital, contributed $1,067 to its Investment in Caucharí-Olaroz project and received $4,034 net proceeds from disposal of assets held for sale.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

Financing Activities

ATM Program and Underwritten Public Offering

ATM Program

As of March 31, 2021, the Company used approximately $10,000 of $96,776 net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed the Underwritten Public Offering and issued 18.2 million Common Shares, including 2.3 million Common Shares following the exercise in full by the underwriters of their over-allotment option. The Common Shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377,000.

The intended use of proceeds of the offering and amounts expended as at March 31, 2021, are as follows (proceeds from the Over-Allotment Option were included in general corporate purposes and working capital):

Principal Purpose(1)	Estimated Amount to be Expended	Approximate Amount Expended
(in US$ thousands)	Per Prospectus Supplement dated January 20, 2021	As at March 31, 2021
Pre-construction and Engineering costs on Thacker Pass Project	23,200	2,900
Development Costs on Thacker Pass Project(2)	272,050	-
Interest Expense on Senior Credit Facility	20,000	-
General corporate and working capital purposes(3)	61,750	-
Total	377,000	2,900

Notes:

(1)

Expenditures are based on budgeted and forecasted costs over the course of 2021 and 2022, with the exception of the development costs at Thacker Pass, which may involve expenditures over a longer term depending on the development timetable established by the Company.

(2)

A decision to incur expenditures on development of the Thacker Pass project are subject to several factors, including results of the upcoming feasibility study, the extent and terms of third-party financing that the Company secures for development costs and the Company having made a development decision on the project. The Company may, in its discretion, alternately elect to allocate some or all of these proceeds to repayment of amounts owing under the Credit Facility (as defined below) or to general corporate purposes.

(3)	Funds included in general corporate and working capital purposes may be allocated to corporate expenses, business development and other business opportunities.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and set out in the documents incorporated by reference therein.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

The ATM Program and the Underwritten Public Offering were launched pursuant to a Canadian base shelf prospectus and its corresponding filing with the SEC of the U.S. base shelf prospectus and registration statement. Such filings qualified the Company to offer common shares, preferred shares, warrants, subscription receipts, debt securities and units, or any combination thereof, having an aggregate offering price of up to $500,000 over the course of the next 25 months, with further details for any particular offering to be established in a prospectus supplement filed with the securities commissions in each of the provinces and territories of Canada and the SEC at the time of such offering. The Company has used the entire $500,000 allocation pursuant to the ATM Program and the Underwritten Public Offering.

Credit Facility

During the three months ended March 31, 2021, the Company received $13,370 (2020 – $12,000) from its drawdowns of the $205,000 senior credit facility (the “Credit Facility”). The total undrawn under the Credit Facility as at March 31, 2021 was $95,880. Subsequent to the quarter ended March 31, 2021, the Company drew $7,350 from its Credit Facility to fund development expenditures on the Caucharí-Olaroz project.

In addition, Bangchak committed to provide up to $50,000 of additional debt financing (subject to consent of Ganfeng) on substantially the same terms as the Company’s existing Credit Facility.

Limited Recourse Loan Facility

As at March 31, 2021, the Company had $75,292 undrawn and available from the $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) provided by Ganfeng, repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%).

CURRENT SHARE DATA

As at the date of this MD&A:

Common Shares issued and outstanding	119,863,960
Restricted Share Units (RSUs)	2,491,744
Deferred Share Units (DSUs)	229,822
Stock Options	1,711,875
Performance Share Units (PSUs)	1,161,214

Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project (refer to Note 5 of the Company’s Q1 2021 unaudited condensed consolidated interim financial statements filed on SEDAR).

-	Construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., the Company’s 49% share of which was $668 during the three months ended March 31, 2021.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

During the three months ended March 31, 2021 the Company’s 49% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $9 (2020 - $9). During the three months ended March 31, 2021, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to its former President, South American operations, who is also a director of Lithium Americas, in accordance with his employment agreement. Concurrently, the parties entered into a 12-month advisory consulting agreement with a monthly fee of $14 and agreed that no director fees will be paid for the duration of this agreement.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 7 and 15 to the Company’s Q1 2021 unaudited condensed consolidated interim financial statements filed on SEDAR.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

(in US$ thousands)	March 31, 2021	March 31, 2020
	$	$
Equity compensation	780	517
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	444	2,474
Salaries, bonuses and benefits included in exploration expenditures	88	154
Salaries and benefits capitalized to Investment in Caucharí-Olaroz project	421	401
	1,733	3,546

Amounts due to directors and the executive management team as at March 31, 2021 consist of $15 fees due to the Director, President of Minera Exar and $131 due to the independent directors for Q1 2021 directors fees and 2020 meeting fees. Amount due from executive team consists of $50 due for the exercise of options by the Company’s President, Latin America which was settled immediately after the quarter end.

(in US$ thousands)	March 31, 2021	December 31, 2020
	$	$
Total due from executive team	50	-
Total due to directors and executive team	146	1,676

CONTRACTUAL OBLIGATIONS

As at March 31, 2021, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ thousands)	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit facility¹	4,269	9,275	9,820	154,466	177,830
Accounts payable and accrued liabilities	3,727	-	-	-	3,727
Obligations under office leases¹	241	238	191	222	892
Other obligations¹	46	25	4	5,026	5,101
Total	8,283	9,538	10,015	159,714	187,550

¹ Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

The Company’s commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 5 of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and Notes 5 and 7 of the Company’s 2020 audited consolidated financial statements (filed on SEDAR), most of which will only be incurred if and when the Company continues to hold the subject property or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 14 “Financial instruments” of the Company’s Q1 2021 unaudited condensed consolidated interim financial statements available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its exploration and evaluation assets are disclosed in Notes 5 and 7 of the Company’s Q1 2021 unaudited condensed consolidated interim financial statements. The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $326 for the Thacker Pass project as at March 31, 2021. The Company’s $1,008 reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The bond guarantee is renewed annually and was previously secured by the Company’s $150 restricted cash which was released in Q1 2021.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to the Company’s annual MD&A for the year ended December 31, 2020, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the three months ended March 31, 2021, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2020, other than as described below.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The effects of the pandemic will ultimately depend on many factors that are out of the Company’s control, including but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe.

In Q1 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocol, as developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Functional currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US proceeds from equity offerings and increasing amounts of expenditures denominated in US dollars.  The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2020 in the section entitled “Risks and Uncertainties”, as well as the Annual Information Form for the year ended December 31, 2020 in the section entitled “Risk Factors” and the Canadian Base Prospectus in the section entitled “Risk Factors”.

CHANGES IN DIRECTORS AND MANAGEMENT

Effective February 1, 2021, Ignacio Celorrio was appointed as President, Latin America. He was previously Executive Vice President, International Affairs. Gabriel Rubacha resigned as President of South American Operations effective January 31, 2021. Mr. Rubacha has agreed to continue as a consultant to the Company for a 12-month period starting February 1, 2021. He continues to act as a Director of the Company.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the NI 43-101 technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng.,s each of whom is a “qualified person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

Copies of both reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “qualified person” for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 requires public companies in Canada to disclose in their MD&A any change in internal controls over financial reporting (“ICFR”) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.

Most of our corporate office staff and many site administrative staff continued to work remotely in the first quarter of 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, the Company qualifies as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(e) under the U.S. Exchange Act. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s ICFR.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

The Company’s ICFR include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Due to their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NON-IFRS MEASURES

Many of the measures in this MD&A were derived from the financial statements consistent with IFRS. However, some measures referred to in this MD&A are not recognized measures under IFRS and therefore may not be comparable to those presented by other issuers. The Company believes that these indicators are important, as they are necessary to understand the Company’s assumptions underlying certain of the performance indicators herein.

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issuers. As used herein, EBITDA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of Minera Exar’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project.  Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a co-ownership interest with Ganfeng, at the Caucharí-Olaroz project, and on budgets and costs and further guidance in this regard, and on third parties providing services to the Company in respect of the Thacker Pass project or to Minera Exar with respect to the Caucharí-Olaroz Project; successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, progress, construction, milestones, anticipated production, and results thereof; expectations and anticipated impact of the COVID-19 outbreak, including with regard to the health and safety of the Company’s and Minera Exar’s workforce, COVID-19 protocols and their efficacy, and impacts on timelines and budgets; statements

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing, cost, quantity, capacity,, quality and product type of future production at the Thacker Pass and Caucharí-Olaroz projects; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s funding requirements and ability to raise capital; budget estimates and expected expenditures to be made by the Company on its properties;  results of the Company’s engineering, design and permitting program at the Thacker Pass project, and that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after-tax NPV and IRR, payback period, sensitivity analyses, net cash flows and EBITDA of the Caucharí-Olaroz project and the Thacker Pass project; timing, results and completion of a feasibility study for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project, and expenditures for permitting and Thacker Pass feasibility study activities at the Thacker Pass project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentinian peso, whether the Argentinian government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	successful operations under the co-ownership structure, and maintaining a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project;
•	ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences;
•	the Company’s ability to operate in a safe and effective manner;
•

uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and the expected outcome of any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass project;

•	pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	commodity prices generally, currency exchange rates, interest rates, and general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium products;

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

•	exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project, including the impact of COVID-19 on such costs;
•	estimates of mineral resources and mineral reserves at the Company’s properties, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at its projects;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	that the benefits of prior and future transactions with partners and lenders will be achieved;
•	the impact of COVID-19 on the Company’s business;
•	approval of pending patents;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production and a feasibility study for the Thacker Pass project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a co-ownership interest with Ganfeng, at the Caucharí-Olaroz project, and on third parties providing services to the Company in respect of the Thacker Pass project or to Minera Exar with respect to the Caucharí-Olaroz project; the Company’s mineral properties may not be developed as planned and uncertainty of whether production will commence at the Company’s mineral exploration properties or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties, and properties in which the company has an interest; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from tprior and future transactions and borrowings; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders, and the addition of further debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(expressed in thousands of US dollars, unless stated otherwise)

geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands, skilled personnel, equipment and inputs; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.

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